UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):

June 11, 2002

BRANTLEY CAPITAL CORPORATION
(Exact name of registrant as specified in its charter)

Maryland	**000-21251**	**34-1838462**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

20600 Chagrin Blvd., Suite 1150
Cleveland, OH 44122
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: **(216) 283-4800**

Item 4. Changes in Registrant's Certifying Accountant

a.   Brantley Capital Corporation ("Brantley Capital") has selected KPMG LLP to serve as its independent public accountants for the fiscal year ending December 31, 2002. Brantley Capital will no longer engage Arthur Andersen LLP as its independent accountants effective upon completion of the December 31, 2001 audit and the March 31, 2002 quarterly review which were completed as of the date of this filing. The decision to change accountants was approved by Brantley Capital's Audit Committee and Board of Directors and will be submitted for ratification by its stockholders.

b.   In connection with its audits for the two most recent fiscal years and through the date hereof, (1) there were no disagreements with Arthur Andersen on any matter of accounting principle or practice, financial statement disclosure, auditing scope or procedure, whereby such disagreements, if not resolved to the satisfaction of Arthur Andersen, would have caused them to make reference thereto in their report on the financial statements for such years; and (2) there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

c.   The reports of Arthur Andersen on the financial statements of Brantley Capital for the past two years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

d.   Brantley Capital has not consulted with KPMG during the last two years or through the date hereof on either the application of accounting principles to a specified transaction either completed or proposed or the type of audit opinion KPMG might issue on Brantley Capital's financial statements.

e.   Brantley Capital has requested that Arthur Andersen furnish a letter addressed to the Securities and Exchange Commission stating whether or not Arthur Andersen agrees with the above statements. A copy of such letter to the Securities and Exchange Commission, dated June 10, 2002, is filed as Exhibit 16.1 to this Form 8-K.

Item 7. Financial Statements and Exhibits

(a)   Not applicable.

(b)   Not applicable.

(c)   Exhibits.

Exhibit No.	Description
16.1	Letter from Arthur Andersen LLP to the Securities and Exchange Commission, dated June 10, 2002

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2002 **BRANTLEY CAPITAL CORPORATION**

By: /s/ Tab A. Keplinger
_____

Tab A. Keplinger
Vice President and
Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.   **Description**

16.1   Letter from Arthur Andersen LLP to the
Securities and Exchange Commission,
dated June 10, 2002